Subsidiaries of Smartsheet Inc.

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Artefact Product Group, LLC	Washington, USA
Brandfolder, Inc.	Delaware, USA
Smartsheet Australia Pty Ltd	Australia
Smartsheet Costa Rica Ltda.	Costa Rica
Smartsheet Germany GmbH	Germany
Smartsheet UK Limited	United Kingdom
TernPro Inc.	Delaware, USA